                                   FORM 11-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF

     1934 (FEE REQUIRED)

     For the fiscal year ended             December 31, 1998
                                ------------------------------------------


                                      OR

( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT

     OF 1934 (NO FEE REQUIRED)

     For the transition period from _____________ to _______________



                        Commission File Number 1-13393
                                               -------

A. Full title of the plan and address of the plan, if different from that of the issuer named below:


CHOICE HOTELS INTERNATIONAL, INC. RETIREMENT SAVINGS & INVESTMENT PLAN
----------------------------------------------------------------------


B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:



                       Choice Hotels International, Inc.
              10750 Columbia Pike, Silver Spring, Maryland  20901

                   Report of Independent Public Accountants

To Choice Hotels International, Inc.:

We have audited the accompanying statement of net assets available for benefits of the Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the "Plan" - see Note 1) as of December 31, 1998, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in its net assets available for benefits of each fund. These supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                                             ARTHUR ANDERSEN LLP

Washington, D.C.
June 2, 1999

                               Table of Contents

                                                                                      Page
Statement of Net Assets Available for Benefits
  As of December 31, 1998                                                               1

Statement of Changes in Net Assets Available for Benefits, with Fund Information
  For the Year Ended December 31, 1998                                                  2

Notes to Financial Statements
  As of December 31, 1998                                                               4

Item 27(a) - Schedule of Assets Held for Investment Purposes
  As of December 31, 1998                                                               8

Item 27(d) - Schedule of Reportable (5%) Transactions
  For the Year Ended December 31, 1998                                                  9

Item 27(b) - Schedule of Loans or Fixed Income Obligations
  As of December 31, 1998  *

Item 27(c) - Schedule of Leases in Default or Classified as Uncollectible
  As of December 31, 1998  *

Item 27(e) - Schedule of Nonexempt Transactions
  For the Year Ended December 31, 1998  *


*Schedules omitted because there were no such transactions, obligations, or leases in default.

                       Choice Hotels International, Inc.
                    Retirement, Savings and Investment Plan

                Statement of Net Assets Available for Benefits
                            As of December 31, 1998

                                                                        1998
                                                                     -----------
Assets:
  Participant directed investments held by
   Merrill Lynch Trust Company Mutual Funds-
     Alliance Premier Growth Fund                                    $ 9,978,372
     Merrill Lynch Capital Fund                                        6,419,617
     Hotchkis and Wiley International Equity Fund                      2,753,386
     Merrill Lynch S&P 500 Index Fund                                    213,979
     Pimco Total Return Fund                                             115,222
     Pimco Small Cap Value Fund                                          108,491
  Common/Collective Trusts-
     Merrill Lynch Retirement Preservation Trust                       2,980,870
  Common Stock-
     Choice Hotels Common Stock Fund                                   1,753,572
     Sunburst Hospitality Common Stock Fund                                  519
                                                                     -----------
          Total investments                                           24,324,028
                                                                     -----------
  Participant loans                                                      546,724
  Contributions receivable-
     Employer, paid subsequent to year-end                               882,350
     Employee, paid subsequent to year-end                                68,569
                                                                     -----------
Net assets available for benefits                                    $25,821,671
                                                                     -----------


        The accompanying notes are an integral part of this statement.

                       Choice Hotels International, Inc.
                    Retirement, Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits, With Fund Information
                      For the Year Ended December 31, 1998

                                                                                        Participant Directed
                                               -------------------------------------------------------------------------------
                                                                                                   Vanguard
                                                                                                     U.S.
                                                                  Vanguard        T. Rowe          Treasury
                                                                 Wellington        Price             Money          T. Rowe
                                                                  Balanced      International        Market       Price Stable
                                                Janus Fund          Fund             Fund             Fund         Value Fund
                                               ------------      ----------     -------------      ---------      ------------
Additions:
  Contributions-
     Employer                                  $         -      $          -    $          -     $          -     $          -
     Employee                                      438,544           315,758         155,276           94,012           58,357
                                               -----------      ------------    ------------     ------------     ------------
          Total                                    438,544           315,758         155,276           94,012           58,357
  Interest and dividends, including
   interest on participant loan
   transactions                                     27,228            97,767             294           45,214           29,070
  Net (depreciation) appreciation in
   market value                                  1,567,286           357,124         427,852                -                -

  Rollover contributions                             8,100             7,302           3,445            6,253              281
                                               -----------      ------------    ------------     ------------     ------------
          Total additions                        2,041,158           777,951         586,867          145,479           87,708
                                               -----------      ------------    ------------     ------------     ------------
  Transfers between investment
   options, including principal
   portions of participant loan
   transactions                                 (8,089,995)       (6,069,976)     (3,205,213)      (1,545,240)        (839,203)
                                               -----------      ------------    ------------     ------------     ------------

Deductions:
  Benefit payments                                (824,853)         (662,065)       (208,901)        (177,426)         (30,474)
Transfers in from Sunburst Plan                  6,873,690         5,954,090       2,827,247        1,577,187          781,969
                                               -----------      ------------    ------------     ------------     ------------
Net increase                                             -                 -               -                -                -
Net assets available for benefits,
 beginning of year                                       -                 -               -                -                -
                                               -----------      ------------    ------------     ------------     ------------
Net assets available for benefits,
 end of year                                   $         -      $          -    $          -     $          -     $          -
                                               ===========      ============    ============     ============     ============

                                                      Alliance       Merrill       Hotchkis &        Merrill
                                                       Premier        Lynch           Wiley         Lynch S&P
                                                       Growth         Growth      International     500 Index
                                                        Fund           Fund        Equity Fund         Fund
                                                      --------       -------      -------------     ---------
Additions:
  Contributions-
     Employer                                        $        -      $        -    $        -        $     --
     Employee                                           284,207         165,283       106,086          40,429
                                                     ----------      ----------    ----------        --------
          Total                                         284,207         165,283       106,086          40,429
  Interest and dividends, including
   interest on participant loan
   transactions                                         201,500         157,014        66,771           7,699
  Net (depreciation) appreciation in
   market value                                         997,073         (62,004)     (144,442)          7,210

  Rollover contributions                                  1,833               -           323             979
                                                     ----------      ----------    ----------        --------
          Total additions                             1,484,613         260,293        30,738          56,317
                                                     ----------      ----------    ----------        --------
  Transfers between investment
   options, including principal
   portions of participant loan
   transactions                                       8,533,968       6,204,617     2,732,464         167,662
                                                     ----------      ----------    ----------        --------

Deductions:
  Benefit payments                                      (40,209)        (45,293)       (9,816)              -

Transfers in from Sunburst Plan                               -               -             -               -
                                                     ----------      ----------    ----------        --------
Net increase                                          9,978,372       6,419,617     2,753,386        $213,979

Net assets available for benefits,
 beginning of year                                            -               -             -               -
                                                     ----------      ----------    ----------        --------
Net assets available for benefits,
 end of year                                         $9,978,372      $6,419,617    $2,753,386        $213,979
                                                     ==========      ==========    ==========        ========

        The accompanying notes are an integral part of this statement.

                       Choice Hotels International, Inc.
                    Retirement, Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits, With Fund Information
                      For the Year Ended December 31, 1998
                                  (Continued)

                                                                                  Participant Directed
                                              ------------------------------------------------------------------------------

                                                                                Merrill
                                                                                Lynch            Choice        Sunburst
                                               Pimco Total       Pimco        Retirement         Hotels       Hospitality
                                                 Return         Small Cap    Preservation       Common         Common
                                                  Fund         Value Fund        Trust         Stock Fund     Stock Fund
                                               -----------     ----------    ------------      ----------     ----------
Additions:
  Contributions-
     Employer                                  $      -        $       -     $     1,547       $  808,600     $       -
     Employee                                    13,926           26,550          99,215           93,295             -
                                               --------        ---------     -----------       ----------     ---------
          Total                                  13,926           26,550         100,762          901,895             -
  Interest and dividends, including interest
   on participant loan transactions               3,772            3,244          66,362            1,457             -

  Net (depreciation) appreciation in market
   value                                         (2,844)           2,281             672         (615,704)          205

  Rollover contributions                            410              528           3,857            1,241             -
                                               --------        ---------     -----------       ----------     ---------
          Total additions                        15,264           32,603         171,653          288,889           205
                                               --------        ---------     -----------       ----------     ---------
  Transfers between investment options,
   including principal portions of
   participant loan transactions                 99,958           75,888       2,821,075         (160,745)     (130,383)
                                               --------        ---------     -----------       ----------     ---------
Deductions:
  Benefit payments                                    -                -         (11,858)        (184,281)            -
Transfers in from Sunburst Plan                       -                -               -        1,809,709       130,697
                                               --------        ---------     -----------       ----------     ---------
Net increase                                    115,222          108,491       2,980,870        1,753,572           519
Net assets available for benefits,
beginning of year                                     -                -               -                -             -
                                               --------        ---------     -----------       ----------     ---------
Net assets available for benefits,
end of year                                    $115,222        $ 108,491      $2,980,870       $1,753,572     $     519
                                               ========        =========     ===========       ==========     =========
                                                                                 Non-
                                               Manor Care                     participant
                                                Common          Participant      Directed
                                               Stock Fund         Loans          Other       1998 Total
                                               ----------       -------      ----------      ----------
Additions:
  Contributions-
     Employer                                  $       -        $      -     $   72,203      $   882,350
     Employee                                          -               -         78,648        1,969,586
                                               ---------        --------     ----------      -----------
          Total                                        -               -        150,851        2,851,936
  Interest and dividends, including interest
   on participant loan transactions                  629               -              -          770,021

  Net (depreciation) appreciation in market
   value                                          44,945               -              -        2,579,654
  Rollover contributions                               -               -              -           34,552
                                               ---------        --------     ----------      -----------
          Total additions                         45,574               -        150,851        6,176,163
                                               ---------        --------     ----------      -----------
  Transfers between investment options,
   including principal portions of
   participant loan transactions                (553,854)        (31,023)             -                -
                                               ---------        --------     ----------      -----------
Deductions:
  Benefit payments                               (25,375)              -              -       (2,220,551)
Transfers in from Sunburst Plan                  533,655         577,747        800,068       21,866,059
                                               ---------        --------     ----------      -----------
Net increase                                           -         546,724        950,919       25,821,671
Net assets available for benefits,
beginning of year                                      -               -              -                -
                                               ---------        --------     ----------      -----------
Net assets available for benefits,
end of year                                    $       _        $546,724     $  950,919      $25,821,671
                                               =========        ========     ==========      ===========

         The accompanying notes are an integral part of this statement.

                       Choice Hotels International, Inc.

                    Retirement, Savings and Investment Plan

                         Notes to Financial Statements
                            As of December 31, 1998

1.   Nature of the Organization and Description of the Plan:

Prior to January 1, 1998, the employees of Choice Hotels International, Inc. ("Choice") were part of the Sunburst Hospitality Corporation Retirement, Savings and Investment Plan ("Sunburst Plan"). The Sunburst Plan was a defined contribution, salary deferral plan available to the employees of Choice and Sunburst Hospitality Corporation ("Sunburst"). Sunburst is a leading national hotel company that owns and operates approximately 75 hotels. Choice is of the second largest franchiser of hotels in the world. Choice franchises approximately 3,500 hotels operated under the following brand names: Quality Inn, Comfort Inn, Clarion, Sleep Inn, Rodeway Inn, EconoLodge, and Mainstay Suites.

Choice Hotels International, Inc. was formerly a subsidiary of Manor Care, Inc. ("Manor Care"). On November 1, 1996, Manor Care separated its lodging business from its health care business by distributing to its shareholders all of the outstanding common stock of Choice Hotels International, Inc. (the "Manor Care Distribution"). On October 15, 1997, Choice Hotels International, Inc. separated its franchising and European hotel business from its owned hotel business by distributing to its shareholders the common stock of Choice Hotels Franchising (the "Choice Distribution"). Subsequent to the Choice Distribution, Choice Hotels International, Inc. changed its name to Sunburst Hospitality Corporation and Choice Hotels Franchising changed its name to Choice Hotels International, Inc. In connection with the Choice Distribution, the name of the original Choice Hotels International, Inc. Retirement, Savings and Investment Plan was changed to the Sunburst Hospitality Corporation Retirement, Savings and Investment Plan.

On January 1, 1998, a new Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the "Plan") was formed in order to maintain a separate plan for eligible Choice employees. The assets of both plans were initially co-mingled as a master trust with transactions separately recorded. Effective August 1, 1998, the Plan changed its trustee from Chase Manhattan Bank to Merrill Lynch Trust Company ("Merrill Lynch") and the assets of the master plan were split between the Sunburst Hospitality Corporation Retirement, Savings and Investment Plan and the Plan.

The following description of the Plan provides general information only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.
General

The Plan is a participant directed, defined contribution, salary deferral plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
Eligibility and Contributions

All employees of Choice are eligible to participate in the Plan if they are:
     .  Are at least 21 years of age
     .  Have completed one year of service
     .  Have worked at least 1,000 hours in the previous year
Participants may elect to contribute up to 15 percent of their annual compensation to the Plan, subject to IRS limitations.
Choice matches an employee's contributions, up to a total match of 6 percent of employee salary.

            Length of Service                         Percentage Match
     --------------------------------    ------------------------------------
               1 - 5 years                                  25%

               6 - 9 years                                  75%
             10 years or more                              100%

Each participant's account is credited with the participant's contribution and allocations of (a) Choice contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures

Choice has the right to apply amounts forfeited by employees to reduce employer contributions. In 1998, forfeitures of $3,060 were used to reduce the employer contribution and allocated to the plan funds in conjunction with Choice's matching contributions.

Benefits and Vesting

Participants are immediately vested in all participant contributions and earnings on such contributions. Participants vest in the Choice contributions 20 percent per year beginning at the end of their third year, resulting in full vesting at the end of their seventh year.

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution only.

Participants who leave Choice with a balance of less than $5,000 are required to roll the money over into another 401(k) or IRA account, or receive a direct payment after withholding of applicable federal and state tax provisions. If the participant's balance is greater than $5,000, the participant may retain their investment in the Plan for as long as IRS regulations allow.

Investments

Participants may direct the investment of their contributions into their choice of mutual funds, common collective trusts, or the common stock of Choice or Sunburst. Effective August 1, 1998, the Plan changed trustees from Chase Manhattan Bank to Merrill Lynch. Due to this change in trustee, the investment options previously available to participants were changed to the equivalent investment instruments provided by Merrill Lynch. These balances in the old investments were transferred to the new investments as follows:

Old Investment Funds                                                 New Investment Funds
-----------------------------------------------     ---------------------------------------------------
Vanguard U.S. Treasury Money Market Fund            Merrill Lynch Retirement Preservation Trust
Vanguard Wellington Balanced Fund                   Merrill Lynch Capital Fund
T. Rowe Price Stable Value Fund                     Merrill Lynch Retirement Preservation Trust
T. Rowe Price International Stock Fund              Hotchkis & Wiley International Equity Fund
Janus Fund                                          Alliance Premier Growth Fund
Choice Hotels Common Stock Fund                     Choice Hotels Common Stock Fund
Sunburst Hospitality Common Stock Fund              Sunburst Hospitality Common Stock Fund

In addition, Merrill Lynch has added the following investment options that were not previously offered by Chase Manhattan Bank:

                                               Pimco Total Return Fund
                                               Pimco Small Cap Value Fund
                                               Merrill Lynch S&P 500 Index Fund

In order to effectively implement this transfer of investments held by employees, the trustee and plan administrators implemented a transition period from August 1, 1998 to October 20, 1998, where participants could not change their investment elections, or receive any loans and distributions. As a result, the old investments held by employees as of August 1, 1998 were transferred to the new funds, as disclosed above, in the same percentages previously elected.

Additionally, the Choice's contribution is made in Choice common stock. This Choice common stock and all other investments are reported at quoted market values. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded when declared. All income earned is allocated daily.

Loans

Participant loans are made available to all participants who have a vested account balance. The minimum loan amount is $750 and the maximum loan amount is the lesser of $50,000 or 50 percent of a participant's vested account balance. Additionally, interest rates are equal to 1 percent above the Prime Rate on the date the loan is issued and there is a $35 loan-processing fee per loan. Participants may not have more than one loan outstanding at any time. Loans receivable are valued at cost, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2.   Summary of Significant Accounting Policies:

Basis of Accounting

The financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

Trustee Fees

Investment management fees are netted against investment earnings in each fund. Trustee fees and all administrative expenses of the Plan are currently paid by Choice. Choice currently has no intention to seek reimbursement from the Plan for prior or future expenses paid by Choice.

3.   Federal Income Tax Status:

The Plan has not yet received a determination letter from the Internal Revenue Service. However, management believes that the Plan, as designed, is in compliance with the applicable requirements of Section 401(a) of the Internal Revenue Code. Management believes that the Plan is operating as intended and, as such, continues to comply with these requirements.

4.   Plan Termination:

Although it has not expressed any intent to do so, Choice has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5.   Related Party Transactions:

Certain Plan investments are shares of mutual funds and common collective trusts managed by Merrill Lynch. Merrill Lynch is the Trustee and, therefore, these transactions qualify as party-in-interest.

6.   Nonparticipant Directed Other:

Nonparticipant Directed Other balances included in the financial statements represent receivables from Choice for contributions, which have not yet been remitted to the trustee. All amounts were received by the Plan subsequent to year-end.

7.   Multi-Employer Status:

As discussed in Note 1, subsequent to the Choice Distribution, the original Choice Hotels International, Inc. Retirement, Savings, and Investment Plan changed its name to the Sunburst Hospitality Corporation Retirement, Savings and Investment Plan and this plan was available to the employees of both Choice and Sunburst. However, on January 1, 1998, the Plan was split into the Sunburst Hospitality Corporation Retirement, Savings and Investment

Plan and the Choice Hotels International, Inc. Retirement, Savings and Investment Plan. These plans are now available to the respective employees of Sunburst and Choice.

8.   Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 for the year ended December 31, 1998:

       Net assets available for Plan benefits per financial statements                $25,821,672
                                                                                      -----------
       Amounts allocated to withdrawing participants                                     (152,293)
                                                                                      -----------
       Net assets available for Plan benefits per the Form 5500                       $25,669,379
                                                                                      ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1998:

       Benefits paid to participants per the financial statements                     $ 2,220,551
                                                                                      -----------
       Add:  Amounts allocated to withdrawing participants at December 31, 1998
                                                                                          152,293
                                                                                      -----------
       Less:  Amounts allocated to withdrawing participants at December 31, 1997                -
                                                                                      -----------
       Benefits paid to participants per the Form 5500                                $ 2,372,844
                                                                                      ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have occurred but have not been paid as of December 31.

                       Choice Hotels International, Inc.
                    Retirement, Savings and Investment Plan

         Item 27(a) - Schedule of Assets Held for Investment Purposes
                            As of December 31, 1998


                                                           Description of                                     Current
                 Identity of Issue                           Investment                       Cost             Value
------------------------------------------------          -------------------------      -----------       -----------
Alliance Premier Growth Fund                                Mutual Fund                  $ 8,980,619       $ 9,978,372
Merrill Lynch Capital Fund*                                 Mutual Fund                    6,474,649         6,419,617
Hotchkis & Wiley International Equity Fund                  Mutual Fund                    2,893,250         2,753,386
Merrill Lynch S&P 500 Index Fund*                           Mutual Fund                      207,417           213,979
Pimco Total Return Fund                                     Mutual Fund                      117,955           115,222
Pimco Small Cap Value Fund                                  Mutual Fund                      106,228           108,491
Merrill Lynch Retirement Preservation Trust*                Common/Collective Trust        2,980,870         2,980,870
Choice Hotels Common Stock Fund*                            Common Stock                   1,788,698         1,753,572
Sunburst Hospitality Common Stock Fund                      Common Stock                         984               519
                                                                                         -----------       -----------
     Total assets held for investment purposes                                           $23,550,670       $24,324,028
                                                                                         ===========       ===========

*Represents party-in-interest to the Plan

                       Choice Hotels International, Inc.
                    Retirement, Savings and Investment Plan

             Item 27(d)-Schedule of Reportable(5%) Transactions
                     For the Year Ended December 31, 1998

                                                                                 Purchase                            Lease
                Identity of Party                  Description of Asset           Price            Selling Price     Rental
---------------------------------------------     -----------------------       ----------         -------------    --------
Choice Hotels International, Inc.                      Common Stock             $1,834,662         $         -      $     -
Merrill Lynch Retirement Preservation Trust*      Common/Collective Trust        3,211,262                   -            -
Alliance Premier Growth Fund                            Mutual Fund              9,202,129                   -            -
Merrill Lynch Capital Fund*                             Mutual Fund              6,824,214                   -            -
Hotchkis & Wiley International Equity Fund              Mutual Fund              2,965,702                   -            -
Janus Fund                                              Mutual Fund              1,302,375                   -            -
Janus Fund                                              Mutual Fund                      -          (9,890,510)           -
T. Rowe Price International Fund                        Mutual Fund                      -          (3,426,544)           -
Vanguard U.S. Treasury Money Market Fund                Mutual Fund                      -          (1,744,089)           -
Vanguard Wellington Balanced Fund                       Mutual Fund              1,157,428                   -            -
Vanguard Wellington Balanced Fund                       Mutual Fund                      -          (6,742,535)           -

                                                               Expense
                                                             Incurred with                     Current Value of Asset      Net
             Identity of Party                                Transaction     Cost of Asset      on Transaction Date    Gain/(Loss)
----------------------------------------------           ------------------   -------------    ----------------------   -----------
Choice Hotels International, Inc.                        $        -             $1,834,662         $ 1,834,662          $    -
Merrill Lynch Retirement Preservation Trust*                      -              3,211,262           3,211,262               -
Alliance Premier Growth Fund                                      -              9,202,129           9,202,129               -
Merrill Lynch Capital Fund*                                       -              6,824,214           6,824,214               -
Hotchkis & Wiley International Equity Fund                        -              2,965,702           2,965,702               -
Janus Fund                                                        -              1,302,375           1,302,375               -
Janus Fund                                                        -             (9,890,510)         (9,890,510)              -
T. Rowe Price International Fund                                  -             (3,426,544)         (3,426,544)              -
Vanguard U.S. Treasury Money Market Fund                          -             (1,744,089)         (1,744,089)              -
Vanguard Wellington Balanced Fund                                 -              1,157,428           1,157,428               -
Vanguard Wellington Balanced Fund                                 -             (6,742,535)         (6,742,535)              -

*These transactions qualify as party-in-interest transactions as described in
 Note 5.

EXHIBITS.

     23 - Consent of Independent Public Accountants.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


     Dated: July 15, 1999     CHOICE HOTELS INTERNATIONAL, INC.
                              RETIREMENT SAVINGS & INVESTMENT PLAN


                                    By: /s/ Thomas Mirgan
                                        ----------------------------------
                                        Thomas Mirgan, Senior Vice
                                        President, Administration
                                        Choice Hotels International, Inc.